SHOREPOWER TECHNOLOGIES, INC.

5291 NE Elam Young Pkwy.

Suite 160

Hillsboro, OR 97124

April 11, 2024

Via Edgar Correspondence

Eranga Dias, Esq.

Staff Attorney

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Shorepower Technologies, Inc.
Registration Statement on Form S-1
File No. 333-274184

Dear Mr. Dias:

Shorepower Technologies, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-274184), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 9:00 a.m. Eastern time on April 15, 2024, or as soon thereafter as possible.

Please contact Ernest M. Stern of Culhane Meadows PLLC at (301) 910-2030 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Stern by telephone when this request for acceleration has been granted.

Very truly yours,

SHOREPOWER TECHNOLOGIES, INC.

/s/ Jeff Kim
Jeff Kim, President and CEO

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC